UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                            Greka Energy Corporation
                            -------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    716456306
                       -----------------------------------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                  June 3, 2003
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

                         (continued on following pages)

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CUSIP No. 716456306              13D                      Page  2  of  13  Pages
--------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 13-3688497

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [x]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC (SEE ITEM 3)
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         53,060 shares (See Item 5)
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- (See Item 5)
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      53,060 shares (See Item 5)
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         -0- (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      53,060 shares (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.1% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 716456306              13D                      Page  3  of  13  Pages
--------------------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS:  Wynnefield Small Cap Value Offshore Fund,
       Ltd.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: Not Applicable

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [x]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC (SEE ITEM 3)
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CAYMAN ISLANDS
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         16,360 shares (See Item 5)
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- (See Item 5)
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      16,360 shares (See Item 5)
           PERSON              -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         -0- (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,360 shares (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.3% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 716456306              13D                      Page  4  of  13  Pages
--------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS: Wynnefield Partners Small Cap Value, L.P.I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 13-3953291

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [x]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC (SEE ITEM 3)
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         79,180 shares (See Item 5)
          NUMBER OF           --------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- (See Item 5)
          OWNED BY            -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      79,180 shares (See Item 5)
           PERSON             -------------------------------------------------
            WITH              10        SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      79,180 shares (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.6% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 716456306              13D                      Page  5  of  13  Pages
--------------------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS:  Wynnefield Capital Management LLC
       Ltd.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 13-4018186

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [x]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF (SEE ITEM 3)
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         132,240 shares (See Item 5)
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- (See Item 5)
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      132,240 shares (See Item 5)
           PERSON            -------------------------------------------------
            WITH              10         SHARED DISPOSITIVE POWER
                                         -0- (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      132,240 shares (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.7% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO (Limited Liability Company)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 716456306              13D                      Page  6  of  13  Pages
--------------------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS:  Wynnefield Capital, Inc.
       Ltd.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: N/A

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [x]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF (SEE ITEM 3)
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CAYMAN ISLANDS
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         16,360 shares (See Item 5)
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- (See Item 5)
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      16,360 shares (See Item 5)
           PERSON            -------------------------------------------------
            WITH              10         SHARED DISPOSITIVE POWER
                                         -0- (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,360 shares (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.3% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO (Limited Liability Company)
--------------------------------------------------------------------------------

     This Statement of Beneficial Ownership on Schedule 13D (this "Schedule 13D") is being filed to amend the Statement of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on November 27, 2002 (the "Initial 13D"). Prior to filing the Initial 13D, Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI") (collectively, the "Wynnefield Group") previously filed a Statement of Beneficial Ownership on Schedule 13G with the Commission on November 8, 2002 (the "Schedule 13G"). Each of this Schedule 13D, the Initial 13D and the Schedule 13G are with respect to shares of common stock, no par value, of Greka Energy Corporation, a Colorado corporation with its principal executive offices located at 630 Fifth Avenue, Suite 1501, New York, New York 10111 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Initial 13D shall remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response to Item 3 is hereby supplemented and amended by adding thereto the following:

     This Schedule 13D relates only to sales of Common Stock. The source and amount of funds initially expended by members of the Wynnefield Group to acquire Common Stock was previously reported in the Initial 13D.

ITEM 4. PURPOSES OF TRANSACTION.

     The response to Item 4 is hereby supplemented and amended by adding thereto the following:

     On May 28, 2003 the Wynnefield Group sold 17,000 shares of Common
Stock on the open market at market price. Since such date, the Wynnefield Group sold an additional 21,200 shares on May 30, 2003, 6,100 shares on June 2, 2003, 103,400 shares on June 3, 2003 and 50,000 shares on June 4, 2003 in the open market at market price. The sales of Common Stock of June 3, 2003 resulted in the Wynnefield Group beneficially owning less than 5% of the total outstanding shares of Common Stock of the Issuer.


ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     The response to Item 5 is hereby amended and restated in its entirety as follows:

(A) - (C) As of June 10, 2003, the Wynnefield Group beneficially owned in the aggregate 148,600 shares of Common Stock, constituting approximately 3.0 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 4,951,451 shares outstanding on May 12, 2003, as set forth in the Company's most recent report on Form 10-Q for the period ended March 31, 2003 filed with the Commission on May 15, 2003). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

                                                              APPROXIMATE
                                        NUMBER OF             PERCENTAGE OF
          NAME                          SHARES                OUTSTANDING SHARES
          ----                          ---------             ------------------
          Partnership *                 53,060                1.1%
          Partnership-I *               79,180                1.6 %
          Fund **                       16,360                0.3 %

     * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

     ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

     WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

     Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

     WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

     Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

     Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 148,600 shares of Common Stock, constituting approximately 3.0 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 4,951,451 shares outstanding on May 12, 2003, as set forth in the

Company's most recent report on Form 10-Q for the period ended March 31, 2003 filed with the Commission on May 15, 2003).

     The filing of this Schedule 13D and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

     To the best knowledge of the Wynnefield Group, except as described in this
Schedule 13D, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

     The Wynnefield Group has made sales of shares of Common Stock during the last 60 days, as follows:



Name                  Date              Number of Shares      Price Per Share
----                  ----              ----------------      ---------------

Partnership           May 28, 2003           5,200                 $5.8971
Partnership           May 30, 2003           6,500                 $5.8552
Partnership           June 2, 2003           1,900                 $5.8521
Partnership           June 3, 2003           31,000                $5.81
Partnership           June 3, 2003           1,000                 $5.8506
Partnership           June 4, 2003           15,300                $5.8127

Partnership - I       May 28, 2003           6,900                 $5.8971
Partnership - I       May 30, 2003           10,000                $5.8552
Partnership - I       June 2, 2003           2,400                 $5.8521
Partnership - I       June 3, 2003           40,000                $5.81

Name                  Date              Number of Shares      Price Per Share
----                  ----              ----------------      ---------------

Partnership - I       June 3, 2003           1,400                 $5.8506
Partnership - I       June 4, 2003           20,200                $5.8127

Fund                  May 28, 2003           4,900                 $5.8971
Fund                  May 30, 2003           4,700                 $5.8552
Fund                  June 2, 2003           1,800                 $5.8521
Fund                  June 3, 2003           29,000                $5.81
Fund                  June 3, 2003           1,000                 $5.8506
Fund                  June 4, 2003           14,500                $5.8127


     (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e) Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Joint Filing Agreement, dated as of November 27, 2002, among the Partnership, Partnership-I, Fund, WCM and WCI. (filed as Exhibit 1 to the Schedule 13D filed with the Commission on November 27, 2002 and incorporated herein by reference in its entirety).

SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  June 10, 2003

                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                            By:    Wynnefield Capital Management, LLC,
                                   General Partner

                            By:    /s/ Nelson Obus
                                   --------------------------------------
                                   Nelson Obus, Co-Managing Member

                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                            By:    Wynnefield Capital Management, LLC,
                                   General Partner

                            By:    /s/ Nelson Obus
                                   --------------------------------------
                                   Nelson Obus, Co-Managing Member


                            WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                            By:    Wynnefield Capital, Inc.


                            By:    /s/ Nelson Obus
                                   --------------------------------------
                                      Nelson Obus, President

                            WYNNEFIELD CAPITAL MANAGEMENT, LLC


                            By:    /s/ Nelson Obus
                                   --------------------------------------
                                   Nelson Obus, Co-Managing Member

                            WYNNEFIELD CAPITAL, INC.


                            By:    /s/ Nelson Obus
                                   --------------------------------------
                                   Nelson Obus, President